Exhibit 99.1

SUPPLEMENTAL NOTICE TO THE

CONDITIONAL NOTICE OF REDEMPTION

DATED SEPTEMBER 9, 2026

IHS HOLDING LIMITED

(“ISSUER”)

SEPTEMBER 9, 2026

Securities	ISIN / CUSIP / Common Code Number
U.S.$500,000,000 5.625% Senior Notes due 2026 (the “Notes”)	Regulation S Notes:	Common Code: 241363236 ISIN: XS2413632360
	Rule 144A Notes:	CUSIP: 44963H AA3 ISIN: US44963HAA32

This Notice is supplemental to the Conditional Notice of Redemption dated August 25, 2026

NOTICE IS HEREBY GIVEN in accordance with Sections 3.03 and 3.07(d) of the indenture dated as of November 29, 2021, as amended from time to time (the “Indenture”), among the Issuer, the Guarantors (as defined in the Indenture), Kroll Trustee Services Limited (formerly Lucid Trustee Services Limited), as trustee (the “Trustee”), and Citibank, N.A., London Branch, as Paying Agent, Transfer Agent and Registrar governing the obligations of the Notes of the Issuer, to the holders of the Notes that, in accordance with paragraph 5 of the Notes and Section 3.07(d) of the Indenture, the Issuer has exercised its right to redeem the entire outstanding $200 million in aggregate principal amount of the Notes pursuant to a Conditional Notice of Redemption given on August 25, 2026 (the “Initial Notice”).

This Notice confirms that all conditions to the Redemption referred to in the Initial Notice have been satisfied as of the date hereof and the Redemption is now irrevocable and all outstanding Notes will be redeemed on September 9, 2026 (the “Redemption Date”).

The redemption price of the Notes is 100.000% per $1,000 of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest from and including May 29, 2026, to (but excluding) the Redemption Date (the “Redemption Price”). The record date will be one Business Day prior to the Redemption Date.

The ISINs, CUSIP or Common Code numbers, as applicable, in relation to the Notes being redeemed are as set forth above. No representation is made as to the correctness or accuracy of such numbers listed in this Notice of Redemption or printed on the Notes.

All capitalized terms used and not otherwise defined in this Notice of Redemption have the meaning given to them in the Indenture.

This Notice is given by:

IHS HOLDING LIMITED, the Issuer

Any questions regarding this notice of redemption should be directed to: investorrelations@ihstowers.com